UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Second Quarter 2025 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

NOVA LTD. (Registrant) By: /s/ Guy Kizner ————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record Second Quarter 2025 Financial Results

REHOVOT, Israel - Aug 7, 2025 - Nova (Nasdaq: NVMI) today announced financial results for the second quarter, the three-month period ended June 30, 2025.

Second Quarter 2025 Highlights:

•	Record Quarterly revenue of $220 million, a 40% increase YoY.
•	Record GAAP net income of $68.3 million, or $2.14 per diluted share, exceeding the Company guidance, a 52% increase YoY.
•	Record non-GAAP net income of $70.4 million, or $2.20 per diluted share, exceeding the Company guidance, a 37% increase YoY.
•	Record revenue from Foundry/Logic, driven by demand for unique metrology solutions in advanced nodes.
•	Record revenue from chemical metrology sales, driven by HBM demand and expanding adoption of front-end chemical solutions.

GAAP Results (K)

	Q2 2025	Q1 2025	Q2 2024
Revenues	$219,989	$213,356	$156,858
Net Income	$68,291	$64,823	$45,142
Earnings per Diluted Share	$2.14	$2.03	$1.41

Non-GAAP Results (K)

	Q2 2025	Q1 2025	Q2 2024
Net Income	$70,400	$69,958	$51,956
Earnings per Diluted Share	$2.20	$2.18	$1.61

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“We are proud to report another quarter of record revenue, with top-line performance landing at the high end of our guidance range and earnings results that meaningfully outpaced our profit outlook,” said Gaby Waisman, President and CEO. “Our most advanced tools have achieved an impressive client adoption and endorsement, driving regional and diverse product segment penetration. Powered by this positive customer-led momentum and our advanced portfolio aligned with market demand, we expect Nova to outperform WFE in 2025.”

2025 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2025. Based on current estimates, management expects:

•	$215 million to $227 million in revenue

•	$1.77 to $1.97 in diluted GAAP EPS

•	$2.02 to $2.22 in diluted non-GAAP EPS

2025 Second Quarter Results

Total revenues for the second quarter of 2025 were $220 million, an increase of 3% compared with the first quarter of 2025 and an increase of 40% compared with the second quarter of 2024.

Gross margin in the second quarter of 2025 was 57.8%, compared with 57.3% in the first quarter of 2025 and 59.0% in the second quarter of 2024.

Operating expenses in the second quarter of 2025 were $61.6 million, compared with $59.1 million in the first quarter of 2025 and $46.9 million in the second quarter of 2024.

On a GAAP basis, the Company reported net income of $68.3 million, or $2.14 per diluted share, in the second quarter of 2025. This is compared with net income of $64.8 million, or $2.03 per diluted share, in the first quarter of 2025, and $45.1 million, or $ 1.41 per diluted share, in the second quarter of 2024.

On a non-GAAP basis, the Company reported net income of $70.4 million, or $2.20 per diluted share, in the second quarter of 2025. This is compared with net income of $70.0 million, or $2.18 per diluted share, in the first quarter of 2025, and $52.0 million, or $1.61 per diluted share, in the second quarter of 2024.

Conference Call Information

Nova will host a conference call today, Aug 7, 2025, at 8:30 a.m. Eastern Time, to discuss the Company’s second quarter 2025 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE    Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from August 7, 2025, at 11:30 a.m. Eastern Time until August 14, 2025, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 1180959
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.
Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, inventory step-up, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 20, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	June 30,	December 31,
ASSETS	2025	2024
Current assets
Cash and cash equivalents	160,563	157,779
Short-term interest-bearing bank deposits	208,385	211,877
Marketable securities	187,837	216,910
Trade accounts receivable, net	138,407	139,318
Inventories	182,020	156,599
Other current assets	24,145	19,466
Total current assets	901,357	901,949
Non-current assets
Marketable securities	287,525	225,818
Interest-bearing bank deposits and restricted deposits	11,897	7,847
Deferred tax assets	35,357	31,639
Operating lease right-of-use assets	52,440	51,193
Property plant and equipment, net	92,019	81,746
Intangible assets, net	50,411	31,458
Goodwill	90,736	48,317
Other long-term assets	11,884	10,455
Total non-current assets	632,269	488,473
Total assets	1,533,626	1,390,422
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	149,967	180,564
Trade accounts payable	53,594	59,578
Deferred revenues	64,518	72,886
Operating lease current liabilities	6,972	7,169
Other current liabilities	75,902	68,033
Total current liabilities	350,953	388,230
Non-current liabilities
Operating lease long-term liabilities	52,294	48,363
Long-term deferred tax liability	13,971	8,495
Other long-term liabilities	19,998	17,539
Total non-current liabilities	86,263	74,397
Shareholders' equity	1,096,410	927,795
Total liabilities and shareholders' equity	1,533,626	1,390,422

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenues:
Products	177,829	124,596	351,771	236,166
Services	42,160	32,262	81,574	62,490
Total revenues	219,989	156,858	433,345	298,656
Total cost of revenues	92,743	64,297	183,796	122,834
Gross profit	127,246	92,561	249,549	175,822
Operating expenses:
Research and development, net	35,446	25,513	68,680	50,265
Sales and marketing	19,861	16,023	39,649	32,516
General and administrative	6,296	5,407	12,345	10,203
Total operating expenses	61,603	46,943	120,674	92,984
Operating income	65,643	45,618	128,875	82,838
Financing income, net	15,177	7,961	28,114	13,961
Income before taxes on income	80,820	53,579	156,989	96,799
Income tax expenses	12,529	8,437	23,875	14,797
Net income for the period	68,291	45,142	133,114	82,002

Earnings per share:
Basic	2.32	1.55	4.54	2.83
Diluted	2.14	1.41	4.17	2.56

Shares used in calculation of earnings per share (in thousands):
Basic	29,422	29,048	29,315	29,018
Diluted	32,053	32,239	32,030	32,221

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income	68,291	45,142	133,114	82,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,242	2,918	6,328	5,821
Amortization of intangible assets	2,228	1,441	4,044	2,909
Amortization of premium and accretion of discount on marketable securities, net	(1,345)	(1,777)	(2,888)	(3,425)
Amortization of debt discount and issuance costs	278	322	568	644
Share-based compensation	6,257	6,294	12,633	12,666
Net effect of exchange rate fluctuation	(11,179)	678	(15,056)	1,935
Changes in assets and liabilities:
Trade accounts receivable, net	(8,995)	5,602	6,480	17,004
Inventories	(6,295)	(8,760)	(15,394)	(20,278)
Other current and long-term assets	7,158	2,915	(5,930)	(567)
Deferred tax, net	(3,508)	(1,583)	(6,144)	(2,349)
Operating lease right-of-use assets	(2,359)	1,101	(1,881)	2,145
Trade accounts payable	(1,674)	1,649	(1,717)	5,624
Deferred revenues	(4,992)	7,395	(12,431)	12,279
Operating lease liabilities	5,230	(1,933)	4,368	(3,499)
Other current and long-term liabilities	(7,054)	(1,038)	7,761	6,855
Accrued severance pay, net	378	(37)	355	1
Net cash provided by operating activities	45,661	60,329	114,210	119,767
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	(4,658)	-	(56,355)	-
Change in short-term and long-term interest-bearing bank deposits	2,157	(43,757)	(129)	(82,016)
Investment in marketable securities	(74,529)	(81,393)	(156,799)	(146,548)
Proceeds from maturity of marketable securities	51,092	79,503	130,160	136,752
Purchase of property and equipment	(2,738)	(2,412)	(11,595)	(5,180)
Net cash used in investing activities	(28,676)	(48,059)	(94,718)	(96,992)
Cash flows from financing activities:
Purchases of treasury shares	-	-	(20,002)	-
Net cash provided by financing activities	-	-	(20,002)	-
Effect of exchange rate fluctuations on cash and cash equivalents and restricted cash	2,841	(23)	3,612	4
Changes in cash and cash equivalents and restricted cash	19,826	12,247	3,102	22,779
Cash and cash equivalents - beginning of period	141,055	118,106	157,779	107,574
Cash and cash equivalents and restricted cash - end of period	160,881	130,353	160,881	130,353

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2025	March 31, 2025	June 30, 2024
GAAP gross profit	127,246	122,303	92,561
Stock-based compensation*	1,769	1,847	1,723
Amortization of acquired intangible assets	2,039	1,670	1,356
Acquisition related inventory step-up	910	1,348	-
Non-GAAP gross profit	131,964	127,168	95,640
GAAP gross margin as a percentage of revenues	58%	57%	59%
Non-GAAP gross margin as a percentage of revenues	60%	60%	61%

GAAP operating income	65,643	63,232	45,618
Stock-based compensation*	6,257	6,376	6,294
Acquisition related inventory step-up	910	1,348	-
Acquisition related expenses	-	859	-
Amortization of acquired intangible assets	2,228	1,816	1,441
Non-GAAP operating income	75,038	73,631	53,353
GAAP operating margin as a percentage of revenues	30%	30%	29%
Non-GAAP operating margin as a percentage of revenues	34%	35%	34%

GAAP net income	68,291	64,823	45,142
Stock-based compensation*	6,257	6,376	6,294
Acquisition related inventory step-up	910	1,348	-
Acquisition related expenses	-	859	-
Amortization of acquired intangible assets	2,228	1,816	1,441
Amortization of debt issuance costs	278	290	322
Revaluation of operating lease and intercompany loans	(6,955)	(4,796)	(69)
Tax effect of non-GAAP adjustments	(609)	(758)	(1,174)
Non-GAAP net income	70,400	69,958	51,956

GAAP basic earnings per share	2.32	2.22	1.55
Non-GAAP basic earnings per share	2.39	2.39	1.79

GAAP diluted earnings per share	2.14	2.03	1.41
Non-GAAP diluted earnings per share	2.20	2.18	1.61

Shares used for calculation of earnings per share (in thousands):
Basic	29,422	29,262	29,048
Diluted	32,053	32,062	32,239

* Stock-based compensation for the three months ended June 30, 2025 included in – Cost of revenues - 1,769; Research and development, net – 2,753; Sales and marketing – 1,209; General and administrative – 526.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF THIRD QUARTER 2025
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.77	1.97
Estimated non-GAAP items:
Stock-based compensation	0.20	0.20
Amortization of acquired intangible assets	0.09	0.09
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.05)	(0.05)
Estimated non-GAAP net income per diluted share	2.02	2.22